Exhibit 4.25

English Summary of “Customized Property Alteration Entrustment Agreement

Vimicro-Xuzhuang Science and Technology Headquarters Project”

This Agreement is entered into by and between Jiangsu Vimicro Electronics Corporation (“Party A”), Administrative Committee of Nanjing Xuzhuang Software Industry Base (“Party B”) and Nanjing Meidong Hanwei Technology Co., Ltd.,, Ltd. (“Party C”) on April 10th, 2014. The Parties hereby reach the following terms on related matters of Customized Property:

Preconditions of Customized Property Alteration

1. Party C shall meet Party B’s requirements for being a leading industry and shall perform independent accounting of the relevant enterprise entity within the scope of Party B’s jurisdiction. Party C shall not, without Party B’s prior consent, at its own accord, change its business scope after entry into Xuzhuang Software Park (the “Park”). Party C shall comply with all laws and regulations of the People’s Republic of China as well as all rules and regulations of the Park.

2. Party A must provide legal proof of ownership of land and copy of planning and construction permit, and specify whether the existing land has been mortgaged and complete documents of relevant buildings.

3. Party B must urge Party A to notify Party C of its process and use of funds in the form of conference or written report, and listen to Party C’s opinions.

Content of Customized Property Alteration

4. Basic Information about and Price for Customized Property:

The Property is located in Building 5, Vimicro-Xuzhuang Industry Base, 5th R & D Area, Xuzhuang Software Park, Xuanwu District, Nanjing, with the customized price totaling RMB 62.6755 million.

5. Method and Timing of Payment

Within certain time limit of signing of this Agreement, completion of the underground works, completion of the main structure, final acceptance, delivery, and issuance and delivery of property ownership certificate, Party C shall pay payment to the account which is jointly supervised and managed by Party A and Party B by six phases.

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6. Delivery Date of the Property: December 2015. If Party A fails to deliver the Property on time in accordance with this Agreement, or Party C fails to pay the agreed payments on time according to this Agreement, either Party shall pay 0.05% of the total amount payable for each day to compensate the other Party. For payment of such total amount after thirty days starting from the day on which such payment is late, the performing Party has the right to terminate this Agreement. For termination of this Agreement due to Party A, Party A shall return Party C’s payment to Party C within one month upon the termination of this Agreement.

7. The Property shall be specially used for offices, software R&D, system integration, animation design, corporate headquarters and related application services, technical services and supporting services. This covenant is a major condition of this Agreement and Party C shall not change the usage.

Property Delivery

8. The Parties shall deliver the Property in accordance with standards and time of notice agreed in this Agreement. If Party B has no good reasons to refuse to accept the Property, property delivery shall be deemed to complete upon the date in Party A’s written notice. All risks and relevant expenses shall be borne by Party C after delivery of the Property.

9. Party A shall be responsible for going through Housing Ownership Certificate and State-owned Land Use Right Certificate for Party C, and Party B shall provide support, Party A and Party C shall bear their respective expenses in accordance with national regulations. While handing the transfer, if the property price agreed in this Agreement is lower than the minimum tax price determined by relevant departments of the government, the corresponding taxes of such balance shall be borne by the Party that shall undertake such taxes.

Special Covenants

10. Party C shall, within three months after the signing of this Agreement, change the registered addresses of Party C, and shall complete transformation of tax relations within one year. Party C shall complete the decorations and put it into use for office within certain time after delivery of the property. Party C shall enjoy relevant preferential tax policies after entering the Park, special issues shall be otherwise agreed.

Restrictions on Property Transfer

11. If Party C has obtained property-related certificates, Party C can transfer research and development building to a third party meeting the positioning of Xuzhuang Industry Base and the admission conditions of the same. If the business scope of the Transferee fails to meet positioning of Xuzhuang Industry Base and the admission conditions of the same, Party B shall be entitled to repurchase such property as negotiated price or evaluated price. If Party C transfers the Property to a third party without notice to Party B, Party C shall indemnify Party B for its losses.

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Liabilities for Breach of Agreement

13. If Party C delays payment for the Property beyond a certain time limit or causes a fundamental breach of this Agreement, Party C shall pay to Party A 20% of the amount specified in this Agreement as damages.

14. After Party B and Party C perform obligations in accordance with this Agreement, Party C has the right to terminate this Agreement and requires Party A to pay Party C 20% of the amount specified in this Agreement as liquidated damages if Party A refuses to and fails to deliver the Property upon Party B’s reasonable interpellation, or the Property delivered by Party A is identified by nationally recognized agencies to have structural quality problems that endanger the safety of the Property, or fails to go through relevant ownership certificate beyond three months after the delivery date.

15. If this Agreement cannot be fulfilled due to force majeure, this Agreement shall automatically be terminated. None of the three parties shall be liable for breach of contract and shall act according to the terms set out in this Agreement.

Miscellaneous

16. If there is any conflict that arises out of the performance of this Agreement, the three Parties shall seek a settlement through friendly negotiations. If they fail to reach an agreement, any either Party may file a lawsuit in the People’s Court where the Property is located.

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